UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TENBY PHARMA INC.
(Name of Issuer)
Common Stock, $.0001 par value per share
(Title of Class of Securities)
None
(CUSIP Number)
Jay Lichter
4950 Sandshore Court
San Diego, CA 92130
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:
Mark A. Danzi, Esq.
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, Suite 3700
Tampa, FL 33602
September 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect for the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: Jay Lichter, individually, and as trustee of the Lichter Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		206,775

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		206,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	206,775

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(Page 1 of 7)

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: Suzanne Lichter, individually, and as trustee of the Lichter Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		206,775

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		206,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	206,775

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(Page 2 of 7)

Item 1. Security and Issuer
     This Schedule 13D relates to common stock, par value $0.0001 per share (the “Common Stock”), of Tenby Pharma Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 3110 Cherry Palm Drive, Suite 340, Tampa, Florida 33619.
Item 2. Identity and Background
     (a) - (c) Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the following persons (the “Reporting Persons”) are filing this single joint filing in their individual capacity and their capacity as trustees of the Lichter Family Trust (the “Trust”), as indicated below:
     Jay Lichter, individually, and as trustee for the Trust. Dr. Lichter’s principal occupation is his engagement as a consultant to Sirion Therapeutics, Inc. (“Sirion”), a wholly-owned subsidiary of the Issuer, whose principal business is to engage in research, discovery, development and commercialization of pharmaceutical products and medical devices focused on the ophthalmic market. Dr. Lichter’s principal business address is 11408 Sorrento Valley Road, San Diego, California 92121.
     Suzanne Lichter, individually, and as trustee for the Trust. Mrs. Lichter is not currently employed and her address is 4950 Sandshore Court, San Diego, California 92130.
     (d) - (e) During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     On September 13, 2006, the Trust entered into a Contribution Agreement (the “Contribution Agreement”) among the Issuer, Sirion, and the stockholders of Sirion, including the Trust (the “Sirion Stockholders”), pursuant to which, among other things, the Sirion Stockholders contributed 100% of the issued and outstanding capital stock of Sirion to the Issuer in exchange for the Issuer’s issuance to them of shares of the Common Stock and shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”).
     Pursuant to the Contribution Agreement, the Trust acquired 206,775 shares of Common Stock in exchange for 16,542 shares of Sirion’s common stock.
     References to, and descriptions of, the Contribution Agreement, as set forth above in this Item 3 are qualified in their entirety by reference to the copy of the Contribution Agreement included as Exhibit 1 to this Schedule 13D, and incorporated in this Item 3 in its entirety where such references and descriptions appear.
Item 4. Purpose of the Transaction
     The purpose of the transactions contemplated by the Contribution Agreement, including the acquisition by the Trust of 206,775 shares of Common Stock (collectively, the “Contribution
(Page 3 of 7)

Transaction”), was to cause (i) the former Sirion stockholders to acquire control of the Issuer and (ii) Sirion to become a wholly-owned subsidiary of the Issuer.
     As a result of the Contribution Transaction, the Issuer ceased being a shell company. Accordingly, the Reporting Persons anticipate that the Issuer and its stockholders and/or board of directors, as the case may be, will approve and adopt an amended and restated charter, amended and restated bylaws and an employee stock option plan.
Item 5. Interest in Securities of Issuer
     (a) Based on the information provided by the Issuer, there were 3,577,833 shares of the Issuer’s Common Stock as of September 13, 2006. The Reporting Persons, as co-trustees of the Trust, may be deemed to beneficially own 206,775 shares of Common Stock, representing 5.78% of the Issuer’s outstanding shares of Common Stock. However, each of the Reporting Persons specifically disclaims beneficial ownership of all shares held of record by the Trust except to the extent of his or her economic interest therein.
     (b) The Reporting Persons, as co-trustees of the Trust, may be deemed to have shared power to vote and dispose of, or direct the voting and disposition of, the 206,775 shares of Common Stock owned by the Trust. Pursuant to the terms of the Trust, either of the Reporting Persons is permitted to vote and dispose of the 206,775 shares of Common Stock owned by the Trust.
     (c) The 206,775 shares of Common Stock owned by the Trust were acquired by the Trust on September 13, 2006 pursuant to the Contribution Agreement described in Item 3 above.
     (d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 206,775 shares of Common Stock owned by the Trust.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
Investors’ Rights Agreement
     On September 13, 2006, the Issuer entered into an Investors’ Rights Agreement with North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. (collectively, “North Sound”), Avalon Ventures VI, L.P., Avalon Ventures VI GP Fund, LLC, Avalon Ventures VII, L.P., PharmaBio Development Inc. (d/b/a NovaQuest), The Widder Family Limited Partnership, Nathan Mata, Gabe Travis, Barry Butler, Roger Vogel, M.D., Susan K. Benton, Philippe Boulangeat, Randy Milby and the Trust (collectively, the “Investors”), pursuant to which, among other things, the Issuer agreed to provide the Investors with rights to require the Issuer to register with the SEC the resale of shares of the Common Stock held by, or issuable to the Investors upon conversion of the Issuer’s Series A Preferred Stock, subject to certain conditions.
     Pursuant to the Investors’ Rights Agreement, the Investors agreed not to transfer any of their shares of the Issuer’s Series A Preferred Stock or Common Stock for a period of one year, except, in the case of North Sound, to a single investor in a privately negotiated transaction that is exempt from registration requirements pursuant to federal and state securities laws. However, if the Issuer’s board of directors determines that any such privately negotiated sale would have a material, negative impact on any ongoing active financing, then any such transfer by North Sound would require the Issuer’s consent. Additionally, if North Sound proposes to sell its shares of the Issuer’s Series A Preferred Stock or
(Page 4 of 7)

Common Stock pursuant to a privately negotiated transaction, then North Sound is required to provide the Issuer with a right of first offer to purchase the shares proposed to be transferred at the same price and on the same terms as proposed by North Sound.
     Additionally, pursuant to the Investors’ Rights Agreement, the Issuer has provided the Investors with a right of first offer to purchase up to all of any shares of the Issuer’s Common Stock or other securities proposed to be offered by the Issuer, subject to customary exceptions. The Investors’ right of first offer shall terminate upon the consummation by the Issuer of a bona fide firm commitment underwritten public offering which results in aggregate gross proceeds to the Issuer of at least $35,000,000.
     The registration rights, restrictions on transfer and right of first offer on proposed securities offerings by the Issuer set forth in the Investors’ Rights Agreement apply to approximately 8,276,160 shares of the Issuer’s capital stock.
     References to, and descriptions of, the Investors’ Rights Agreement, as set forth above in this Item 6 are qualified in their entirety by reference to the copy of the Investors’ Rights Agreement included as Exhibit 2 to this Schedule 13D, and incorporated in this Item 6 in its entirety where such references and descriptions appear.
Escrow Agreement
     38,762 of the shares of Common Stock beneficially owned by the Reporting Persons are being held in escrow (the “Escrow Shares”) pursuant to the terms of an Escrow Agreement, dated July 5, 2006, by and among Sirion, Kenneth J. Widder, M.D., as stockholder representative for the former stockholders of Sytera, Inc., a former Delaware corporation (“Sytera”), and Barry Butler, as stockholder representative for certain stockholders of Sirion (the “Escrow Agreement”). The Escrow Agreement was entered into in connection with a merger between Sirion and Sytera consummated on July 5, 2006, pursuant to which Sytera was merged with and into Sirion, Sirion continued as the surviving corporation and the separate legal existence of Sytera ceased (the “Merger”). As a former stockholder of Sytera, the Lichter Family Trust was required to place the Escrow Shares into such escrow as security for its indemnification obligations to certain stockholders of Sirion in connection with the Merger. In the event that the Lichter Family Trust is required to indemnify such Sirion stockholders for any breach of any representation, warranty or covenant in connection with the Merger, such indemnification obligation would be satisfied by the Lichter Family Trust transferring all or a portion of the Escrow Shares to such Sirion stockholders. The Escrow Shares will be released from escrow and the indemnification obligations will terminate on July 4, 2007 (other than with respect to any claims pending as of such date).
     References to, and descriptions of, the Escrow Agreement, as set forth above in this Item 6 are qualified in their entirety by reference to the copy of the Escrow Agreement included as Exhibit 3 to this Schedule 13D, and incorporated in this Item 6 in its entirety where such references and descriptions appear.
Item 7. Material to be Filed as Exhibits
     The following documents are filed as exhibits hereto:

Exhibit 1.	Contribution Agreement, dated September 13, 2006, by and among the Issuer, Sirion and the stockholders of Sirion

Exhibit 2.	Investors’ Rights Agreement, dated September 13, 2006, by and among the Issuer, North Sound, Avalon Ventures VI, L.P., Avalon Ventures VI GP Fund, LLC, Avalon Ventures VII, L.P., PharmaBio Development Inc., The Widder Family Limited Partnership, Nathan Mata, Gabe Travis, Barry Butler, Roger Vogel, M.D., Susan K. Benton, Philippe Boulangeat, Randy Milby and the Trust

Exhibit 3.	Escrow Agreement, dated July 5, 2006, by and among Sirion, Kenneth J. Widder, M.D., as stockholder representative for the former stockholders of Sytera, Barry Butler, as stockholder representative for certain stockholders of Sirion, and the Bank of New York, as escrow agent
(Page 5 of 7)

Exhibit 4.	Joint Filing Agreement, dated September 25, 2006, by and among Jay Lichter and Susanne Lichter, each individually, and as trustees of the Lichter Family Trust
(Page 6 of 7)

     After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: September 25, 2006

/s/ Jay Lichter	/s/ Jay Lichter
Jay Lichter, individually, and as trustee of
the Lichter Family Trust

Dated: September 25, 2006

/s/ Suzanne Lichter
Suzanne Lichter, individually, and as trustee
of the Lichter Family Trust

(Page 7 of 7)

EXHIBIT INDEX

Exhibit 1.	Contribution Agreement, dated September 13, 2006, by and among the Issuer, Sirion and the stockholders of Sirion

Exhibit 2.	Investors’ Rights Agreement, dated September 13, 2006, by and among the Issuer, North Sound, Avalon Ventures VI, L.P., Avalon Ventures VI GP Fund, LLC, Avalon Ventures VII, L.P., PharmaBio Development Inc., The Widder Family Limited Partnership, Nathan Mata, Gabe Travis, Barry Butler, Roger Vogel, M.D., Susan K. Benton, Philippe Boulangeat, Randy Milby and the Trust

Exhibit 3.	Escrow Agreement, dated July 5, 2006, by and among Sirion, Kenneth J. Widder, M.D., as stockholder representative for the former stockholders of Sytera, Barry Butler, as stockholder representative for certain stockholders of Sirion, and the Bank of New York, as escrow agent

Exhibit 4.	Joint Filing Agreement, dated September 25, 2006, by and among Jay Lichter and Susanne Lichter, each individually, and as trustees of the Lichter Family Trust